

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2018

Yao-Te Wang
Director
AiXin Life International, Inc.
Hongxing International Business Building 2, 14th FL
No. 69 Qingyun South Ave.
Jinjiang District
Chengdu City, Sichuan Province
China

   Re: AiXin Life International, Inc.
    Amendment No. 1 to Current Report on Form 8-K
    Filed February 15, 2018
    File No. 000-17284

Dear Mr. Wang:

  We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2018 letter.

Form 8-K/A filed February 15, 2018

Item 2.01 Completion of Acquisition of Disposition of Assets, page 1

1. We note your response to our prior comment 1. Please identify Mr. Yao-Te Wang, Mr. Ethan Chuang, Mr. Quanzhang Lin, and China Concentric Capital, Ltd. as promoters and provide the disclosure required by Item 404(c) of Regulation S-K.

2.   With regard to your response to our prior comment 2, we note your statement that China Concentric acquired 96.5% of the company's outstanding shares with a "view towards reselling them to Mr. Lin." Please disclose the business reasons for structuring the transaction in this form. Also clarify the reference to "the right to $150,087 of non-interest bearing advances to our company."

Overview, page 2

3.   We note that you highlight several products that you offered in 2017. Please clarify if you currently offer these products and, if not, whether that is due to the Chinese government's crackdown on the healthy product industry in 2017.

4.   We note your disclosure on page 2 that your nutritional counselor has a certification and qualification as a Senior Nutritionist with the National Professional Qualification Training & Authentication Experimental Base. Please revise to clarify what the National Professional Qualification Training & Authentication Experimental Base is, what type of professional standing the organization has, and what it means to have a certification and qualification as a Senior Nutritionalist.

(b) Pro Forma Financial Informantion, page 72

5.   We note your response to comment 12 stating that you have revised the Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016 to exclude the $3,617,927 adjustment. However, this adjustment continues to appear in your Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016. Please revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3350 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Telecommunications

cc: Mark Orenstein